SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 27, 2025

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on August 27, 2025.

Av. Eduardo Madero 1182 – C1106ACY
Ciudad Autónoma de Buenos Aires
República Argentina
0810-555-2355
www.macro.com.ar

Synthesis of quarterly financial statements

Sect. 63 BYMA Listing Rules and Regulations

Results of the period (in thousands of Pesos)

Net income for the period
Attributable to controlling interest – Profit	196,683,332
Attributable to non-controlling interests - Profit	1,304,779
Total Net income for the period	197,988,111
Other comprehensive income
Other comprehensive income	5,145,483
Total comprehensive income for the period
Attributable to controlling interest – Profit	201,828,815
Attributable to non-controlling interests - Profit	1,304,779
Total comprehensive income for the period - Profit	203,133,594

Net Shareholders’ Equity (in thousands of Pesos)

Capital stock	639,413
Adjustments to Shareholders’ Equity	1,441,483,649
Other contributions	12,429,781
Legal Reserve	1,225,343,580
Other Reserves	1,644,426,478
Unappropriated Retained Earnings	197,511,227
Other comprehensive income	-6,068,228
Total Net shareholders´equity attributable to controlling interest	4,515,765,900
Attributable to non-controlling interests	2,892,983
Total Net shareholders´equity	4,518,658,883

Av. Eduardo Madero 1182 – C1106ACY
Ciudad Autónoma de Buenos Aires
República Argentina
0810-555-2355
www.macro.com.ar

Shareholders/Controlling group
Shareholder Name	Type of shares	Number of shares	Percentage of capital stock
ANSES-F.G.S. Law Nº 26.425	B	184,334,471	28.8287%
Other shareholders (Foreign Stock Exchange)	B	140,674,110	22.0005%
Delfín Jorge Ezequiel Carballo	A	4,901,415	0.7665%
Delfín Jorge Ezequiel Carballo (a)	B	118,326,495	18.5055%
Banco de Servicios y Transacciones S.A. (b)	A	5,995,996	0.9377%
Banco de Servicios y Transacciones S.A. (b)	B	104,473,881	16.3390%
Other shareholders (Local Stock Exchange)	A	338,259	0.0529%
Other shareholders (Local Stock Exchange)	B	80,368,781	12.5691%

The information contained in the table "Shareholders/ Controlling Group" corresponds to the capital composition identifying the main shareholders in the absence of a controlling shareholder or controlling group.

Notes:

(a)	Include ADRs VN 25,399 equivalent to VN 253,990 Class B shares.
(b)	Banco de Servicios y Transacciones S.A., as fiduciary of the Guarantee Trust JHB BMA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 27, 2025

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name:	Jorge F. Scarinci
Title:	Chief Financial Officer